Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2018
February 19, 2019

Hamilton, Bermuda, February 19, 2019 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended December 31, 2018.

Highlights

▪
Net income of $23.6 million and earnings per share of $0.16 for the fourth quarter of 2018, compared with net income of $35.3 million and earnings per share of $0.24 for the third quarter of 2018 and net income of $27.1 million and earnings per share of $0.19 for the fourth quarter of 2017.

▪	Net income of $84.5 million and earnings per share of $0.59 for the full year 2018, compared with net loss of $2.3 million and loss per share of $0.02 for the full year 2017.
▪	Adjusted EBITDA[1] of $70.4 million for the fourth quarter of 2018, compared with $78.8 million for the third quarter of 2018 and $65.3 million for the fourth quarter of 2017.
▪	Announced share buyback program in December 2018 to purchase up to an aggregate of six million of the Company’s common shares.
▪	Secured financing for up to 11 scrubber installations in combination with a 3 year extension and upsizing of an existing loan facility.
▪	Repaid the outstanding balance of the convertible bond at maturity in January 2019.
▪	Announced a cash dividend of $0.05 per share for the fourth quarter of 2018.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

"Golden Ocean generated strong cash flow during the fourth quarter, despite a softening Capesize market. The start of 2019 has been marked by uncertainty created by trade tensions and by the tragic dam accident in Brazil. The Company’s low cash breakeven levels and strong balance sheet are vitally important as we navigate through current market volatility.  Although sentiment is surely negative in the short term, we believe most scenarios have been priced into the forward freight curve, and if this market continues we should see adjustments to supply."

Fleet Development

As of December 31, 2018, the Company’s fleet consisted of 77 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company’s fleet consisted of:

(i) 67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
(ii) eight Capesize vessels under operating leases with a profit sharing arrangement;
(iii) one Panamax vessel under a capital lease; and
(iv) one Supramax vessel under an operating lease.

Since issuing its earnings report for the quarter ended September 30, 2018, the Company has taken the following additional coverage:

For Panamax vessels:
(i)	One vessel fixed out on time charter contract until early 2020 at a gross rate of $12,500 per day.

The Company's coverage for 2019 and onwards (including through forward freight agreements) as of the date of this report is as follows:

For Capesize vessels:
(i)	Equivalent of three vessels for 2019 at an average gross rate of $20,965 per day; and
(ii)	Equivalent of five vessels on floor/ceiling contracts for 2019 and equivalent of two vessels on floor/ceiling contracts for 2020.

For Panamax vessels:
(i)	Equivalent of seven vessels on time charters that expire within first half of 2019 at an average gross rate of $14,415 per day; and in addition
(ii)	Equivalent of seven vessels on time charters that expire in 2020 and 2021 at a gross rate of $19,355 per day.

The remaining fleet is trading in the spot market, in spot pools or on short term charters.

The Company has entered into an agreement to purchase 20 exhaust gas scrubbers (“scrubbers”) with options to purchase five additional scrubbers to be installed on certain of its Capesize vessels. The Company's current intention is to install the scrubbers at the same time as routine dry dockings, the majority of which are scheduled for 2019 or early 2020.

Corporate Development

In the fourth quarter of 2018, the Company announced a share buy-back program to purchase up to 6 million of the Company’s common shares. The buy-back program ends on December 20, 2019. The maximum amount to be paid per share is USD 9 or the equivalent in NOK if shares are purchased on the Oslo Stock Exchange. During the fourth quarter of 2018, the Company acquired an aggregate of 445,000 shares in open market transactions. At the time of this report the Company had bought back 570,000 shares, all on the Oslo Stock Exchange, at an aggregate cost of $3.4 million

In the fourth quarter of 2018, the Company acquired $2.0 million notional of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond (the “Convertible Bond”) at a price of 99.5% of par value. As of December 31, 2018, the Company held $31.8 million notional of the Convertible Bond purchased at an average of 97.96% of par. The Company repaid the net outstanding $168.2 million notional at maturity on January 30, 2019, using available cash.

The Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR +250 bps and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

As of December 31, 2018, the Company had 144,272,697 issued and outstanding common shares, each with a par value of $0.05. For the three and twelve months ended December 31, 2018, the weighted average number of common shares outstanding was 144,211,611 and 144,131,752, respectively.

The Company announced today a cash dividend for the fourth quarter of 2018 of $0.05 per share. The record date for the dividend will be March 7, 2019. The ex-dividend date is expected to be March 6, 2019 and the dividend will be paid on or about March 21, 2019.

Fourth Quarter 2018 Results

Fourth quarter 2018 income statement

The Company reported net income of $23.6 million and earnings per share of $0.16 for the fourth quarter of 2018, compared with net income of $35.3 million and earnings per share of $0.24 for the third quarter of 2018.

Adjusted EBITDA was $70.4 million for the fourth quarter of 2018, a decrease of $8.4 million from $78.8 million during the third quarter of 2018.

Operating revenues amounted to $176.0 million in the fourth quarter of 2018, a decrease of $13.3 million, from $189.3 million in the third quarter of 2018. The decrease in revenues was primarily the result of a softer market environment for the Company's Capesize vessels, as earnings from the smaller sized vessels were relatively unchanged from the previous quarter. Voyage expenses decreased by $10.5 million in the fourth quarter of 2018 compared with the third quarter of 2018 primarily due to a decrease in the number of vessels trading on voyage charter compared to time charter. The average TCE rate2 for the fleet was $17,524 per day in the fourth quarter of 2018 compared with $17,730 per day in the third quarter of 2018.

Ship operating expenses amounted to $38.5 million in the fourth quarter of 2018, an increase of $1.8 million from $36.7 million during the third quarter of 2018. In addition to higher ship operating expenses across the fleet, one vessel was dry docked and related expenses of $0.9 million were incurred in the fourth quarter of 2018, compared with one vessel and $0.7 million in expenses in the third quarter of 2018. Charterhire expenses were $25.0 million in the fourth quarter of 2018, an increase from $21.0 million in third quarter of 2018, mainly driven by an increase in short term charters. Administrative expenses were $3.7 million in the fourth quarter of 2018, compared with $3.6 million in the third quarter of 2018. Depreciation was $23.3 million in both the fourth and third quarters of 2018.

Net interest expense was $17.0 million in the fourth quarter of 2018, compared with $17.3 million in the third quarter of 2018. The Company recorded a $1.9 million net gain on derivatives, primarily driven by a gain of $10.4 million on forward freight derivatives entered into for hedging purposes up to 2020, offset by a decrease in the fair value of $6.8 million in USD interest rate swaps and $1.7 million in bunker hedges and foreign currency hedging contracts.

Full year 2018 income statement

Net income for the full year 2018 was $84.5 million compared with a net loss of $2.3 million in 2017. In 2018, net operating income was $145.0 million compared with $50.1 million in the prior year, primarily driven by improved rates in addition to the increase in the size of the Company's fleet. Total other expenses of $60.2 million in 2018 represented an increase of $7.7 million compared to 2017. The increase was due to higher financing costs resulting from an increase in the Company's total debt balance following vessel acquisitions made in 2017 and higher USD interest rates. The increase in financing costs was partially offset by mark to market gains from financial instruments.

Cash Flow and Balance Sheet as of 31 December 2018

The Company's total net cash balance increased by $4.2 million during the fourth quarter of 2018. Total cash, cash equivalents and restricted cash was $372.6 million as of December 31, 2018. The Company generated positive operating cash flow of $60.7 million in the fourth quarter of 2018. Total net cash used in investing activities was $1.5 million and primarily relates to payments for upcoming scrubber installations. Net cash used in financing activities was $55.0 million and included $30.2 million in debt repayment, including $11.6 million in deferred debt repayments through the cash sweep mechanism of the Company's non-recourse loans, and $21.6 million paid in dividends. In addition, the Company made $2.0 million in payments for repurchases of the Convertible Bond.

As of December 31, 2018, total long-term debt was $877.3 million. The current portion of long-term debt was $471.8 million and includes $167.4 million in carrying value of the Convertible Bond which was repaid on maturity in January 2019, $168.3 million related to one loan facility maturing in December 2019, $73.6 million related to two non-recourse loans maturing in the fourth quarter of 2019, and $62.5 million in ordinary debt repayments on the Company’s long-term debt.

The Dry Bulk Market

Freight rates in the fourth quarter of 2018 disappointed compared to expectations, in particular for the Capesize vessels, which declined from the previous quarter. The Panamax and Supramax markets were relatively unchanged from the previous quarter. The table below summarizes observed gross rates as reported by the Baltic Exchange for the indicated time periods:

$/DAY (GROSS)	Q4-18	Q3-18	Q4-17
Capesize (CS5TC)	15,856	22,206	23,341
Panamax (PM4TC)	12,444	12,118	11,933
Supramax (SM6TC)	11,575	11,560	10,727

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) dropped by 1.4% in the fourth quarter of 2018, reflecting the trend observed in the rate environment. According to Maritime Analytics, global fleet utilization was 85.8% in the fourth quarter of 2018, down from 87.2% in the third quarter of 2018 and 86.7% in the fourth quarter of 2017. According to the same source, total seaborne transportation of dry bulk goods was 1,147 mt in the fourth quarter of 2018, compared to 1,178 mt in the third quarter of 2018 and 1,115 mt in the fourth quarter of 2017. This 2.7% year-over-year growth in transported volumes was largely offset by growth in available vessel supply.

Global steel production grew by 4.4% in 2018, with Chinese steel production up 6.6% and production from the rest of the world up by 2.1%. Part of the reported increase in China was attributable to replacement of production from illegal steel mills that have been shut down, but incremental Chinese production was still at healthy levels. Steel stockpiles are low, an indication that the steel produced is being consumed, both on infrastructure projects as well as real estate development. Steel margins trended down towards the end of the year, causing steel mills to buy lower quality ore to be used in production. Despite growth in steel production, import of iron ore was slightly down year over year. Due to lower steel margins both port stock statistics and estimates of stocks at the mills, indicate a draw down of stocks during the year. Use of scrap steel also increased. Looking ahead, it is expected that use of scrap steel will be stable going forward. This, combined with draw down of stocks in 2018, could potentially lead to increase in imports ahead. The Chinese government has announced new rounds of stimulus packages, which also should be positive for the Spring construction season. The start of 2019 looked promising with good iron ore volumes exported both from Brazil and Australia, but the tragic accident at the Brumadinho dam in Brazil quickly changed sentiment and the outlook for 2019 volumes. The final effect on seaborne volumes is yet to be seen, but it is likely that an expected increase in exports from Brazil for 2019 will instead be a small contraction. With improving iron ore prices additional projects should become profitable, and the tons missed from Brazil can potentially be replaced from Canada, Australia and other smaller producers.

Seaborne transportation of coal dropped by 8% in the fourth quarter of 2018 compared to the previous quarter. This was mainly due to a significant drop in Chinese imports towards the end of the year as the Chinese government introduced an import ban when import volumes reached the previous year’s total. China’s fourth quarter coal imports ended at 46.5 million tons, down from 75.0 million tons in the third quarter and average imports of 63.5 million tons over the previous seven quarters. Despite a sharp reduction in coal imports, Chinese electricity production increased by 7% in the fourth quarter of the year compared to the same period in 2017 driven primarily by an increase in thermal power. Chinese domestic coal production increased towards the end of the year to meet power generation requirements.  Thermal energy has a very strong position in the Chinese electricity mix and electricity from thermal coal power plants accounted for 73% of total Chinese electricity production in 2018.

Transportation of agribulks grew by approximately 1% year-over-year in 2018, although growth was limited to the first half of the year. This is primarily due to the ongoing trade dispute and the accompanying drop in exports from the US. Looking ahead, the market is waiting for an indication that China will resume purchases of US crops. In the meantime, the South America harvest season begins towards the end of the first quarter and will bring additional volumes to the market.

The global fleet of dry bulk vessels amounted to 830 million dwt at the end of 2018. Deliveries in the fourth quarter of 2018 were 5.3 million dwt, down from 7.0 million dwt delivered during the third quarter of 2018. Total deliveries amounted to 28.1 million dwt in 2018, which is equivalent to 3.5% fleet growth from the start of the year. Looking ahead, the total orderbook was 95.3 million dwt, or approximately 11.5% of the capacity on the water, as of the end of 2018. This represents a 0.5% increase from the start of the fourth quarter. Vessels scheduled for delivery in 2019 is estimated to be 6% of the sailing fleet. This includes several orders placed in 2015 or earlier totaling more than 13.0 million dwt. Part of this volume is likely not to be delivered. If market weakness persists, one can reasonably expect further delays and cancellations, hence the final volume delivered for 2019 could be closer to the volumes from last year.

Scrapping increased slightly in the fourth quarter of 2018 to 1.0 million dwt, up from 0.6 million dwt in the third quarter of 2018. According to Simpson Spence Young, 4.8 million dwt in total was scrapped during 2018, which represents 0.6% of the fleet at the start of the year. This is by far the lowest annual volume scrapped in over 10 years. Given the current weak market and the implementation of ballast water regulations this September followed by the low sulphur fuel regulations in 2020, we expect to see a short term pickup in scrapping, which should provide some support to the market.

Activity in the sale and purchase market increased slightly in the fourth quarter of 2018, but asset prices were largely unchanged, and activity has been limited following the drop in rates. Newbuilding prices have remained consistent, although the pace of orders has slowed somewhat. Most of the recent orders have been placed by leasing companies rather than owners.

Strategy and Outlook
The tragic accident in Brumadinho, Brazil has significantly impacted market expectations for 2019. Combined with uncertainties created by trade tensions and a seasonally weaker first quarter, the spot market and the forward curve have worsened. However, expectations can change quickly, and a confluence of negative factors are currently priced into the market. Any prolonged period of weakness will likely trigger vessel recycling, particularly as new regulations put pressure on owners of older vessels. This would help to offset the increased number of new vessels scheduled to be delivered this year. Although orders are still being placed at ship yards, a weaker market should eventually result in downward revisions of fleet growth forecasts hence provide some support to the market.

Despite lower than expected rates in the fourth quarter, Golden Ocean’s results for the quarter concluded a profitable 2018. The Company’s low cash break even rates have provided strong cash flow generation and contributed to our profitability in the fourth quarter and the full year.  The Company’s Board of Directors has determined to pay a dividend of $0.05 per share, the Company's fifth consecutive quarterly dividend. Consistent with the Company’s stated strategy, cash has been allocated towards a combination of deleveraging the Company’s balance sheet and returning value to shareholders through dividends and share repurchases.

Future decisions relating to dividends will depend on a variety of factors, including expectations regarding market conditions, and capital will continue to be allocated to a combination of deleveraging the Company’s assets, growth opportunities and returning value to shareholders. The Company has a strong balance sheet with limited capital expenditure and is well positioned to navigate through the current weak market.

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2017.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 18, 2019

Questions should be directed to:

Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2018

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Operating revenues
Time charter revenues	84,056	87,768	88,325	331,469	233,007
Voyage charter revenues	91,686	101,097	62,770	322,804	225,769
Other revenues	240	391	320	1,796	1,247
Total operating revenues	175,982	189,256	151,415	656,069	460,023

Gain (loss) on sale of assets and amortization of deferred gains	65	65	(505)	260	(312)
Other operating income (expenses)	1,193	749	(704)	2,991	3,881

Operating expenses
Voyage expenses and commissions	44,059	54,533	28,949	162,037	118,929
Ship operating expenses	38,497	36,699	36,383	151,625	132,198
Charterhire expenses	24,992	21,022	20,382	92,712	70,673
Administrative expenses	3,728	3,621	3,279	14,706	12,558
Impairment loss on vessels	—	—	—	1,080	1,066
Depreciation	23,333	23,345	20,873	92,148	78,093
Total operating expenses	134,609	139,220	109,866	514,308	413,517

Net operating income (loss)	42,631	50,851	40,340	145,012	50,075

Other income (expenses)
Interest income	2,408	2,011	857	7,576	2,207
Interest expense	(19,303)	(19,298)	(16,476)	(75,108)	(59,840)
Gain (loss) on derivatives	1,944	1,290	2,419	11,165	145
Equity results of associated companies	15	172	259	512	4,620
Other financial items	(3,915)	271	(291)	(4,391)	501
Net other (expenses) income	(18,851)	(15,553)	(13,233)	(60,246)	(52,367)
Net income (loss) before income taxes	23,780	35,298	27,107	84,766	(2,292)
Income tax expense (credit)	194	13	(16)	232	56
Net income (loss)	23,586	35,285	27,123	84,534	(2,348)

Per share information:
Earnings (loss) per share: basic and diluted	$0.16	$0.24	$0.19	$0.59	$-0.02

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

(in thousands of $)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Comprehensive income (loss), net
Net income (loss)	23,586	35,285	27,123	84,534	(2,348)
Unrealized gain (loss) of marketable equity securities (Note 2)	—	—	452	—	3,036
Other comprehensive income (loss)	—	—	452	—	3,036

Comprehensive income (loss), net	23,586	35,285	27,575	84,534	688

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	December 31, 2018	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	305,352	295,035	309,029
Restricted cash	20,272	17,737	8,110
Other current assets	135,611	162,274	127,361
Total current assets	461,235	475,046	444,500
Restricted cash	46,981	55,633	54,845
Vessels and equipment, net	2,406,456	2,429,561	2,215,003
Vessels under capital leases, net	1,165	1,391	2,061
Newbuildings	—	—	105,727
Other long term assets	35,519	37,484	47,922
Total assets	2,951,355	2,999,115	2,870,058

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	471,764	244,851	109,671
Current portion of obligations under capital leases	5,649	5,543	5,239
Other current liabilities	64,088	82,494	66,817
Total current liabilities	541,501	332,888	181,727
Long-term debt	877,278	1,131,504	1,178,788
Obligations under capital leases	1,785	3,250	7,435
Other long term liabilities	7,278	7,501	8,059
Total liabilities	1,427,842	1,475,143	1,376,009
Equity	1,523,513	1,523,972	1,494,049
Total liabilities and equity	2,951,355	2,999,115	2,870,058

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Net income (loss)	23,586	35,285	27,124	84,534	(2,348)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	23,331	23,345	20,873	92,146	78,093
Impairment loss on vessels	—	—	—	1,080	1,066
(Gain) loss on sale of assets and amortization of deferred gains	(65)	(65)	505	(258)	312
Dividends from associated companies	—	—	—	1,096	256
Equity results from associated companies	(15)	(172)	(259)	(512)	(4,620)
Amortization of time charter party out contracts	4,721	4,722	3,534	18,732	19,333
Amortization of time charter party in contracts	(169)	(170)	(169)	(672)	(672)
Amortization of convertible bond fair value adjustment	2,516	2,500	2,693	10,019	10,360
Other, net	8,211	(1,171)	(3,358)	258	233
Change in operating assets and liabilities	(1,399)	(643)	5,953	(19,878)	(7,136)
Net cash provided by operating activities	60,717	63,631	56,896	186,545	94,877

Investing activities
Additions to newbuildings	—	—	—	(144,630)	(152,129)
Proceeds from the sale of vessels	—	14,357	134,190	14,357	134,190
Addition to vessels and fixed assets	(2,947)	(1,985)	(4,921)	(13,606)	(6,567)
Proceeds from sale of marketable securities	—	—	—	224	—
Investments in associated companies, net	—	—	300	45	6,300
Other investing activities, net	1,419	57	(516)	2,415	(636)
Net cash provided by (used in) investing activities	(1,528)	12,429	129,053	(141,195)	(18,842)

Financing activities
Repayment of long-term debt	(30,195)	(30,565)	(92,307)	(241,789)	(163,770)
Proceeds from long term debt	—	17,007	25,000	270,000	75,000
Net proceeds from share issuance	94	—	64,340	304	122,523
Debt fees paid	—	—	—	(1,200)	—
Dividends paid	(21,636)	(14,425)	—	(64,911)	—
Share repurchases	(1,894)	—	—	(1,894)	—
Repayment of capital leases	(1,358)	(1,333)	(1,260)	(5,239)	(4,858)
Net cash provided by (used in) financing activities	(54,989)	(29,316)	(4,227)	(44,729)	28,895
Net change in cash, cash equivalents and restricted cash	4,200	46,744	181,722	621	104,930
Cash, cash equivalents and restricted cash at start of period	368,405	321,661	190,262	371,984	267,054
Cash, cash equivalents and restricted cash at end of period	372,605	368,405	371,984	372,605	371,984
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Number of shares outstanding
Balance at beginning of period	142,197,697	105,965,192
Shares issued	2,075,000	36,232,505
Balance at end of period	144,272,697	142,197,697

Share capital
Balance at beginning of period	7,111	5,299
Shares issued	104	1,812
Balance at end of period	7,215	7,111

Treasury shares
Balance at beginning of period	—	—
Share purchases	(2,643)	—
Balance at end of period	(2,643)	—

Additional paid in capital
Balance at beginning of period	454,694	201,864
Shares issued	17,541	252,254
Stock option expense	537	576
Transfer to contributed surplus	(472,539)	—
Balance at end of period	233	454,694

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,824
Distributions to shareholders	(64,911)	—
Transfer from additional paid in capital	472,539	—
Balance at end of period	1,786,452	1,378,824

Other comprehensive income
Balance at beginning of period	5,323	2,287
Adjustment on adoption of changes in ASC 825 (Note 2)	—	3,036
Other comprehensive income, net	(5,323)	—
Balance at end of period	—	5,323

Accumulated deficit
Balance at beginning of period	(351,903)	(349,555)
Adjustment on adoption of changes in ASC 825 (Note 2)	5,323	—
Adjustment on adoption of ASC 606 (Note 2)	(5,698)	—
Net income (loss)	84,534	(2,348)
Balance at end of period	(267,744)	(351,903)

Total equity	1,523,513	1,494,049
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 21, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2017, with the exception of implementation of new accounting standards as described below.

In the first quarter of 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that under the new standard voyage charter revenue will continue to be recognized over time; however, the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract or cost to fulfill a contract. Under the new guidance, certain voyage expenses occurred between signing the charter party and arrival at loading port has been deferred and amortized during the charter period.

The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $5.7 million as an adjustment to, and increasing, its opening balance of accumulated deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.

In the first quarter of 2018, the Company adopted ASU No. 2016-01 financial instruments. Upon the adoption of the standard, the Company recognized a cumulative-effect adjustment of $5.3 million to its opening balance as of January 1, 2018 from other comprehensive income to accumulated deficit in the equity statement. As a result of the adoption of the standard, the Company recognizes changes in the fair value of its marketable equity securities in the statement of operations.

In the first quarter of 2018, the Company adopted ASU No. 2016-15, Statement of cash flows: Classification of certain cash receipts and cash payments. This ASU addresses specific cash flow issues, including distributions received from equity method investees. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, distributions from equity method investees that are considered return on investment are presented under cash flow from operating activities in the statement of cash flows.

In the first quarter of 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 is intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In order to meet that objective, the new standard requires recognition of the assets and liabilities that arise from leases. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Accounting by lessors will remain largely unchanged from current U.S. GAAP. The requirements of this standard include an increase in required disclosures. The new standard is effective for public companies for fiscal years beginning after December 15, 2018. In July, 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard, which allows for a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company plans to elect this transition method as of January 1, 2019.

The Company is currently evaluating the effect that adopting this standard, including election of practical expedients, will have on our financial statements and related disclosures. Management expects that the Company will recognize increases in reported amounts of right-of-use assets and related lease liabilities upon adoption of the new standard. The Company currently charters in ten vessels, one vessel on capital lease and nine vessels on operating leases, with lease terms of more than 12 months and has two operating leases for the Company’s offices in Oslo and Singapore. Upon adoption of the standard as of January 1, 2019 and based on our current calculations total assets and total liabilities are estimated to increase in the range between $170 million and $220 million, respectively, while the adoption is expected to only have limited impact on equity.

3. Earnings per share

Basic earnings per share amounts for the three and twelve months ended December 31, 2018 are based on the weighted average number of shares outstanding of 144,211,611 and 144,131,752, respectively.

For determining diluted number of shares, the impact of the Company's share options on the weighted average number of shares using the treasury stock method was 272,909 and 302,670 dilutive shares for the three and twelve months ended December 31, 2018, respectively. The conversion of the convertible bonds using the if-converted method was antidilutive.

4. Amortization of favorable and unfavorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $35.0 million as of December 31, 2018. Operating revenues in the three and twelve months ended December 31, 2018 have been reduced by $4.7 million and $18.7 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

Unfavorable time charter-in contracts that were acquired as a result of the Merger have a carrying value of $4.1 million as of December 31, 2018. Charterhire expenses in the three and twelve months ended December 31, 2018 have been reduced by $0.2 million and $0.7 million, respectively, as a result of the amortization of these unfavorable time charter contracts.

The net effect of amortization of the contract portfolio was a reduction in net income of $4.5 million and $18.0 million in the three and twelve months ended December 31, 2018, respectively.

5. Vessels and equipment, net and vessels held for sale

In the first quarter of 2018, the Company capitalized $43.4 million in acquisition costs for the Golden Monterrey. Refer to "Note 10 Related party" for additional information. An aggregate of $253.4 million was transferred from newbuildings to vessel and equipment as a result of deliveries in the first quarter of 2018.

In the third quarter of 2018, the Company completed the sale of the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. In the second quarter of 2018, the Company recorded an impairment loss of $1.1 million related to the sale.

Refer to "Note 7 Newbuildings" for additional information.

6. Vessels under capital leases, net

The Company has one vessel, the Golden Eclipse, classified as a capital lease in 2018. The bareboat charter expires in April 2020.

7. Newbuildings

In January and February 2018, the Company took delivery of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus and paid $144.6 million in final installments.

Following these deliveries, the Company has taken delivery of all its newbuildings and has no further outstanding contractual newbuilding commitments.

8. Long-term debt

In the first quarter of 2018 and in connection with the deliveries of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, an aggregate of $150.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility.

In May 2018, the Company entered into a $120 million loan facility to refinance 10 vessels and subsequently repaid $58.3 million due under two loan facilities maturing in 2018 and prepaid the full outstanding amounts under its related party seller credit loans of $65.5 million. The facility has a seven year tenor, will be repaid in quarterly installments based on a 20-year age profile and bears interest of LIBOR plus a margin of 2.25%.

In 2018, the Company repaid an aggregate of $241.8 million under its bank facilities, related party seller credit loans and through repurchases in its 3.07% $200 million Golden Ocean Group Limited Convertible Bond.

In the fourth quarter of 2018, the Company acquired $2.0 million notional of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond (the “Convertible Bond”) at a price of 99.5% of par value. As of December 31, 2018, the Company held $31.8 million notional of the Convertible Bond bought at an average of 97,96% of par.

As of December 31, 2018, the current portion of long-term debt was $471.8 million, which included $167.4 million in carrying value of the convertible bond which was repaid on maturity in January 2019, $168.3 million related to one facility which matures in December 2019, $73.6 million related to financing of seven vessels under two of the non-recourse loans also maturing in the fourth quarter of 2019, and $62.5 million in ordinary debt repayments.

9. Share capital

In January 2018, the Company issued 2,000,000 shares in connection with the delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen Holding Limited ("Hemen").

In March 2018, the Company issued 50,000 shares in relation to the Company's 2016 share option plan.

In December 2018, the Company issued 25,000 shares in relation to the Company's 2016 share option plan.

In December 2018, the Company entered into a share buyback program and the Company acquired an aggregate of 445,000 of its common shares in open market transactions.

As of December 31, 2018, the Company had 144,272,697 issued common shares, each with a par value of $0.05.

10. Related party

In January 2018, the Company took delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen, and issued 2,000,000 common shares to Hemen to satisfy the purchase price.

In connection with the acquisitions of four vessels from affiliates of Hemen in 2017 and January 2018, the Company assumed an aggregate of $65.5 million in debt under seller's credit agreements. In June 2018, the Company repaid the full outstanding amount of $65.5 million under the seller's credit agreements in connection with the new $120.0 million loan facility entered into in May 2018. Refer to "Note 8 Long-term debt" for additional information.

In the third quarter of 2018, the Company recognized $0.2 million in profit sharing expense for its eight Capesize vessels chartered in from Ship Finance International Ltd.

11. Commitment and contingencies

As of December 31, 2018, the Company had committed to install scrubbers on 20 vessels with an estimated remaining financial commitment of $28.8 million, excluding installation costs.

12. Subsequent events

In January 2019, the Company acquired an aggregate of 125,000 of its own common shares and as a result the Company currently holds 570,000 shares, in total.

In February 2019, the Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR +250 bps and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

On February 18, 2019, the Company's Board of Directors determined to pay a cash dividend to the Company's shareholders of $0.05 per share.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

(in thousands of $)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Net income (loss)	23,586	35,285	27,123	84,534	(2,348)
Interest income	(2,408)	(2,011)	(857)	(7,576)	(2,207)
Interest expense	19,303	19,298	16,476	75,108	59,840
Income tax expense	194	13	(16)	232	56
Depreciation	23,333	23,345	20,873	92,148	78,093
Amortization of time charter party out contracts	4,721	4,722	3,534	18,732	19,333
Amortization of time charter party in contracts	(169)	(170)	(170)	(672)	(672)
Earnings before Interest Taxes Depreciation and Amortization	68,560	80,482	66,963	262,506	152,095
(Gain) loss on sale of assets and amortization of deferred gains	(65)	(65)	505	(260)	312
Impairment loss on vessels	—	—	—	1,080	1,066
(Gain) loss on derivatives	(1,944)	(1,290)	(2,419)	(11,165)	(145)
Other financial items	3,866	(281)	275	4,414	(354)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	70,417	78,846	65,324	256,575	152,974

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Total operating revenues	175,982	189,256	151,415	656,069	460,023
Add: Amortization of time charter party out contracts	4,721	4,722	3,534	18,732	19,333
Add: Other operating income (expenses)	1,193	749	(704)	2,991	3,881
Less: Other revenues*	240	391	320	1,796	1,247
Net time and voyage charter revenues	181,656	194,336	153,925	675,996	481,990
Less: Voyage expenses & commission	44,059	54,533	28,949	162,037	118,929
Time charter equivalent income	137,597	139,803	124,976	513,959	363,061
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended December 31, 2017	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017
Time charter equivalent income	137,597	139,803	124,976	513,959	363,061

Fleet available days	7,914	7,939	7,621	31,356	27,323
Fleet offhire days	(62)	(54)	(21)	(264)	(301)
Fleet onhire days	7,852	7,885	7,600	31,092	27,022

Time charter equivalent rate	17,524	17,730	16,444	16,530	13,436